Exhibit 99.1

Yalla Group Limited Announces Unaudited First Quarter 2023 Financial Results

DUBAI, UAE, May 15, 2023 /PRNewswire/ -- Yalla Group Limited (“Yalla” or the “Company”) (NYSE: YALA), the largest Middle East and North Africa (MENA)-based online social networking and gaming company, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Financial and Operating Highlights

•
Revenues were US$73.5 million in the first quarter of 2023, representing an increase of 1.6% from the first quarter of 2022.
o
Revenues generated from chatting services in the first quarter of 2023 were US$50.4 million.
o
Revenues generated from games services in the first quarter of 2023 were US$23.1 million.
•
Net income was US$19.9 million in the first quarter of 2023, compared with US$17.7 million in the first quarter of 2022. Net margin1 was 27.1% in the first quarter of 2023.
•
Non-GAAP net income2 was US$25.5 million in the first quarter of 2023, compared with US$26.0 million in the first quarter of 2022. Non-GAAP net margin3 was 34.7% in the first quarter of 2023.
•
Average MAUs4 increased by 12.9% to 33.0 million in the first quarter of 2023 from 29.2 million in the first quarter of 2022.
•
The number of paying users5 on our platform increased by 43.7% to 13.5 million in the first quarter of 2023 from 9.4 million in the first quarter of 2022.

Key Operating Data	For the three months ended
	March 31, 2022	March 31, 2023

Average MAUs (in thousands)	29,203	32,973

Paying users (in thousands)	9,402	13,514

1 Net margin is net income as a percentage of revenues.

2 Non-GAAP net income represents net income excluding share-based compensation. Non-GAAP net income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

3 Non-GAAP net margin is non-GAAP net income as a percentage of revenues.

4 “Average MAUs” refers to the average monthly active users in a given period calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period. “Active users” refers to registered users who accessed any of our main mobile applications at least once during a given period. Yalla, Yalla Ludo and Yalla Parchis have been our main mobile applications for the periods presented herein, and YallaChat and 101 Okey Yalla have been our main mobile applications since the fourth quarter of 2022.

5 “Paying users” refers to registered users who played a game or purchased our virtual items or upgrade services using virtual currencies on our main mobile applications at least once in a given period, except for users who receive all of their virtual currencies directly or indirectly from us for free. “Registered users” refers to users who have registered accounts on our main mobile applications as of a given time; a registered user is not necessarily a unique user, as an individual may register multiple accounts on our main mobile applications.

“We started 2023 with a solid set of operational and financial results. In the first quarter, despite the impact from Ramadan beginning on March 23, our revenues increased by 1.6% year-over-year to US$73.5 million, reaching the upper end of our guidance and once again demonstrating the remarkable strength of our flagship applications,” said Mr. Yang Tao, Founder, Chairman and CEO of Yalla. “We continued to optimize our user acquisition strategies and further strengthen user engagement, resulting in a solid increase in our group’s average MAUs to 33.0 million for the first quarter, up 12.9% year-over-year. Our paying users also increased to 13.5 million, reflecting our enhanced monetization capabilities.

“In addition, we made meaningful strides in our gaming business. In May, Yalla Game Limited officially launched its first hard-core mobile game, “Age of Legends,” a self-developed, massively multi-player online role playing game tailored to MENA users’ preferences and cultural habits. We also continued to refine and upgrade our popular casual game products, Yalla Parchis, 101 Okey Yalla and Yalla Baloot, with improved gamification features and engaging themed events. As MENA’s rich emerging opportunities continue to attract attention from investors worldwide, we will deepen our investment in R&D and self-developed products while also exploring potential collaborations with global internet companies, propelling progress for Yalla, the industry and the MENA region,” Mr. Yang concluded.

“We were pleased to sustain our year-over-year revenue growth momentum in the first quarter as we strove for high-quality development and user growth,” said Ms. Karen Hu, CFO of Yalla. “We also actively refined our cost management, operations and processes to improve overall efficiency. As a result, we maintained a healthy level of profitability during the quarter, recording a net margin of 27.1%, and excluding share-based compensation, a non-GAAP net margin of 34.7%. Looking ahead, we are confident that our ample cash position and strong overall execution will empower us to capitalize on future opportunities, driving sustainable growth and creating value for all of our stakeholders.”

First Quarter 2023 Financial Results

Revenues

Our revenues were US$73.5 million in the first quarter of 2023, a 1.6% increase from US$72.3 million in the first quarter of 2022. The increase was primarily driven by the broadening of our user base and our enhanced monetization capability. Our average MAUs increased by 12.9% from 29.2 million in the first quarter of 2022 to 33.0 million in the first quarter of 2023. Our solid revenue growth was also partially attributable to the significant increase in the number of paying users, which grew from 9.4 million in the first quarter of 2022 to 13.5 million in the first quarter of 2023.

In the first quarter of 2023, our revenues generated from chatting services were US$50.4 million, and revenues from games services were US$23.1 million.

Costs and expenses

Our total costs and expenses were US$56.8 million in the first quarter of 2023, compared with US$54.1 million in the first quarter of 2022. The increase was primarily due to our expanding business scale.

Our cost of revenues was US$27.9 million in the first quarter of 2023, a 1.2% increase from US$27.5 million in the same period last year, primarily due to an increase in salaries and benefits resulting from the expansion of the operation and maintenance team, as well as an increase in technical service fees resulting from the expansion of our product portfolio. Cost of revenues as a percentage of our total revenues remained relatively stable at 37.9% in the first quarter of 2023, compared with 38.1% in the first quarter of 2022.

Our selling and marketing expenses were US$11.4 million in the first quarter of 2023, a 9.4% decrease from US$12.5 million in the same period last year, primarily due to our more disciplined advertising and promotion approach. Selling and marketing expenses as a percentage of our total revenues decreased from 17.3% in the first quarter of 2022 to 15.4% in the first quarter of 2023.

Our general and administrative expenses were US$10.2 million in the first quarter of 2023, a 26.6% increase from US$8.0 million in the same period last year, primarily due to an increase in incentive compensation and an increase in professional service fees. General and administrative expenses as a percentage of our total revenues increased from 11.1% in the first quarter of 2022 to 13.8% in the first quarter of 2023.

Our technology and product development expenses were US$7.4 million in the first quarter of 2023, a 23.8% increase from US$6.0 million in the same period last year, primarily due to an increase in salaries and benefits for our technology and product development staff, driven by an increase in the headcount of our technology and product development staff to support the development of new businesses and expansion of our product portfolio. Technology and product development expenses as a percentage of our total revenues increased from 8.3% in the first quarter of 2022 to 10.1% in the first quarter of 2023.

Operating income

Operating income was US$16.7 million in the first quarter of 2023, compared with US$18.3 million in the first quarter of 2022.

Non-GAAP operating income6

Non-GAAP operating income in the first quarter of 2023 was US$22.3 million, compared with US$26.5 million in the same period last year.

Interest income

Our interest income was US$3.1 million in the first quarter of 2023, compared with US$0.05 million in the first quarter of 2022, primarily due to a significant increase in interest rates that were applicable to our bank deposits and a continued increase in the Company’s cash position.

Income tax expense

Our income tax expense was US$0.62 million in the first quarter of 2023, compared with US$0.61 million in the first quarter of 2022.

Net income

As a result of the foregoing, our net income was US$19.9 million in the first quarter of 2023, compared with US$17.7 million in the first quarter of 2022.

Non-GAAP net income

Non-GAAP net income in the first quarter of 2023 was US$25.5 million, compared with US$26.0 million in the same period last year.

Earnings per ordinary share

Basic and diluted earnings per ordinary share were US$0.13 and US$0.11 respectively in the first quarter of 2023, while basic and diluted earnings per ordinary share were US$0.12 and US$0.10 respectively in the same period of 2022.

6 Non-GAAP operating income represents operating income excluding share-based compensation. Non-GAAP operating income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Non-GAAP earnings per ordinary share7

Non-GAAP basic and diluted earnings per ordinary share were US$0.16 and US$0.14 respectively in the first quarter of 2023, compared with US$0.17 and US$0.15 respectively in the same period of 2022.

Cash and cash equivalents

As of March 31, 2023, we had cash and cash equivalents of US$435.6 million, compared with cash and cash equivalents of US$407.3 million as of December 31, 2022.

Extension of the share repurchase program

Pursuant to the share repurchase program announced on May 21, 2021, as of March 31, 2023, the Company has repurchased 2,302,141 American depositary shares (“ADSs”), representing 2,302,141 Class A ordinary shares, from the open market with cash for an aggregate amount of approximately US$27.0 million. The aggregate value of ADSs and/or Class A ordinary shares that may yet be purchased under the share repurchase program was US$123.0 million as of March 31, 2023. Our board of directors has approved an extension of the expiration date of the share repurchase program to May 21, 2024.

Outlook

For the second quarter of 2023, the management of the Company currently expects revenues to be between US$68.0 million and US$75.0 million.

The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

7 Non-GAAP earnings per ordinary share is non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by weighted average number of basic and diluted shares outstanding. Non-GAAP earnings per ordinary share is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Conference Call

The Company’s management will host an earnings conference call on Monday, May 15, 2023, at 8:00 P.M. U.S. Eastern Time, Tuesday, May 16, 2023, at 4:00 A.M. Dubai Time, or Tuesday, May 16, 2023, at 8:00 A.M. Beijing/Hong Kong time.

Dial-in details for the earnings conference call are as follows:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
United Arab Emirates Toll Free:	80-003-570-3589
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Access Code:	1766138

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.yalla.com.

A replay of the conference call will be accessible until May 22, 2023, by dialing the following telephone numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	3796534

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP financial measures, namely non-GAAP operating income, non-GAAP net income, non-GAAP net margin and non-GAAP basic and diluted earnings per ordinary share, as supplemental measures to review and assess the Company’s operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP operating income as operating income excluding share-based compensation. We define non-GAAP net income as net income excluding share-based compensation. We define non-GAAP net margin as non-GAAP net income as a percentage of revenues. We define non-GAAP net income attributable to Yalla Group Limited’s shareholders as net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. We define non-GAAP earnings per ordinary share as non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by the weighted average number of basic and diluted shares outstanding.

By excluding the impact of share-based compensation expenses, which are non-cash charges, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. Investors can better understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess its core operating results, as they exclude share-based compensation expenses, which are not expected to result in cash payments. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by providing the relevant disclosure of its non-GAAP financial measures in the reconciliations to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of GAAP and non-GAAP results are set forth at the end of this press release.

About Yalla Group Limited

Yalla Group Limited is the largest MENA-based online social networking and gaming company, in terms of revenue in 2022. The Company operates two flagship mobile applications, Yalla, a voice-centric group chat platform, and Yalla Ludo, a casual gaming application featuring online versions of board games, popular in MENA, with in-game voice chat and localized Majlis functionality. Building on the success of Yalla and Yalla Ludo, the Company continues to add engaging new content, creating a regionally-focused, integrated ecosystem dedicated to fulfilling MENA users’ evolving online social networking and gaming needs. Through its holding subsidiary, Yalla Game Limited, the Company has expanded its capabilities in mid-core and hard-core games in the MENA region, leveraging its local expertise to bring innovative gaming content to its users. In addition, the growing Yalla ecosystem includes YallaChat, an IM product tailored for Arabic users; Waha, a social networking product featuring 3-D avatars; and casual games such as Yalla Baloot and 101 Okey Yalla, developed to sustain vibrant local gaming communities in MENA. Yalla is also actively exploring outside of MENA with Yalla Parchis, a Ludo game designed for the South American markets. Yalla’s mobile applications deliver a seamless experience that fosters a sense of loyalty and belonging, establishing highly devoted and engaged user communities through close attention to detail and localized appeal that profoundly resonates with users.

For more information, please visit: https://ir.yalla.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about Yalla Group Limited’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Yalla Group Limited’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yalla Group Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Kerry Gao - IR Director

Tel: +86-571-8980-7962

Email: ir@yalla.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

SOURCE Yalla Group Limited

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2022	March 31, 2023
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	407,256,837	435,575,597
Term deposits	20,000,000	20,000,000
Short-term investments	25,788,304	15,848,321
Prepayments and other current assets	28,652,840	29,595,909
Total current assets	481,697,981	501,019,827
Non-current assets
Property and equipment, net	2,121,613	2,303,868
Intangible asset, net	1,328,470	1,299,901
Operating lease right-of-use assets	1,950,364	5,265,353
Long-term investments	3,833,750	3,926,685
Other assets	15,406,078	16,048,054
Total non-current assets	24,640,275	28,843,861
Total assets	506,338,256	529,863,688

LIABILITIES
Current liabilities
Accounts payable	5,382,276	2,335,121
Deferred revenue	35,957,485	39,467,736
Operating lease liabilities, current	858,452	2,174,684
Accrued expenses and other current liabilities	22,821,168	16,950,966
Total current liabilities	65,019,381	60,928,507
Non-current liabilities
Operating lease liabilities, non-current	744,612	2,389,556
Amounts due to a related party	709,789	717,325
Total non-current liabilities	1,454,401	3,106,881
Total liabilities	66,473,782	64,035,388

EQUITY
Shareholders’ equity of Yalla Group Limited
Class A Ordinary Shares	13,356	13,381
Class B Ordinary Shares	2,473	2,473
Additional paid-in capital	294,406,395	300,039,340
Treasury stock	(27,014,697)	(27,014,697)
Accumulated other comprehensive loss	(1,701,111)	(1,296,965)
Retained earnings	174,880,748	195,342,397
Total shareholders’ equity of Yalla Group Limited	440,587,164	467,085,929
Non-controlling interests	(722,690)	(1,257,629)
Total equity	439,864,474	465,828,300
Total liabilities and equity	506,338,256	529,863,688

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS

	Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023
	US$	US$	US$
Revenues	72,337,282	75,113,791	73,518,613
Costs and expenses
Cost of revenues	(27,527,990)	(27,439,485)	(27,852,477)
Selling and marketing expenses	(12,526,461)	(14,254,031)	(11,354,975)
General and administrative expenses	(8,027,870)	(13,040,902)	(10,164,394)
Technology and product development expenses	(5,984,568)	(5,376,318)	(7,411,188)
Total costs and expenses	(54,066,889)	(60,110,736)	(56,783,034)
Operating income	18,270,393	15,003,055	16,735,579
Interest income	51,119	2,295,844	3,118,289
Government grants	158,685	110,258	177,659
Investment income (loss)	(168,445)	277,122	491,889
Impairment loss	—	(705,428)	—
Income before income taxes	18,311,752	16,980,851	20,523,416
Income tax expense	(613,445)	(416,342)	(616,358)
Net income	17,698,307	16,564,509	19,907,058
Net loss attributable to non-controlling interests	78,164	198,008	554,591
Net income attributable to Yalla Group Limited’s shareholders	17,776,471	16,762,517	20,461,649

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS (CONTINUED)

	Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023
	US$	US$	US$
Earnings per ordinary share
——Basic	0.12	0.11	0.13
——Diluted	0.10	0.09	0.11
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	150,157,560	157,373,645	157,976,350
——Diluted	176,548,571	177,515,233	180,517,715

Share-based compensation was allocated in cost of revenues, selling and marketing expenses, general and administrative expenses and technology and product development expenses as follows:

	Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023
	US$	US$	US$
Cost of revenues	1,444,320	884,691	1,030,249
Selling and marketing expenses	1,846,594	1,019,064	971,335
General and administrative expenses	4,662,669	2,963,686	3,245,278
Technology and product development expenses	311,442	315,581	349,277
Total share-based compensation expenses	8,265,025	5,183,022	5,596,139

YALLA GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023
	US$	US$	US$
Operating income	18,270,393	15,003,055	16,735,579
Share-based compensation expenses	8,265,025	5,183,022	5,596,139
Non-GAAP operating income	26,535,418	20,186,077	22,331,718

Net income	17,698,307	16,564,509	19,907,058
Share-based compensation expenses, net of tax effect of nil	8,265,025	5,183,022	5,596,139
Non-GAAP net income	25,963,332	21,747,531	25,503,197

Net income attributable to Yalla Group Limited’s shareholders	17,776,471	16,762,517	20,461,649
Share-based compensation expenses, net of tax effect of nil	8,265,025	5,183,022	5,596,139
Non-GAAP net income attributable to Yalla Group Limited’s shareholders	26,041,496	21,945,539	26,057,788

Non-GAAP earnings per ordinary share
——Basic	0.17	0.14	0.16
——Diluted	0.15	0.12	0.14
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	150,157,560	157,373,645	157,976,350
——Diluted	176,548,571	177,515,233	180,517,715